04013417

AH 9-7-2004

VF 9-8-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1943 and Rule 17a-5 Thereunder

REPORT FOR THE PEROID BEGINNING 7/01/03 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Liberty Investment Counsel, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Pilgrim Parkway, Suite 300
(No. and Street)

Elm Grove, (City) Wisconsin (State) 53122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Peterson (414) 785-1377
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
SEP 10 2004
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hau & Associates, S.C.
(Name – if individual, state last, first, middle name)

1208 West Layton Avenue, (Address) Milwaukee, (City) Wisconsin (State) 53221 (Zip Code)

SEC MAIL PROCESSING RECEIVED SEP 02 2004 WASH, D.C. 208 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption form the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form displays a currently valid JMB control number.

OATH OR AFFIRMATION

I, Richard C. Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Investment Counsel, Ltd., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary in any account classified soley as that of a customer, except as follows:

GLORIA M. GESTL NOTARY PUBLIC STATE OF WISCONSIN

Signature

President

Title

Gloria M Gestl

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY INVESTMENT COUNSEL, LTD.

ANNUAL AUDIT REPORT

JUNE 30, 2004 AND JUNE 30, 2003

Prepared by:
Hau & Associates, S.C.
Certified Public Accountants
1208 West Layton Avenue
Milwaukee, WI 53221

LIBERTY INVESTMENT COUNSEL, LTD.

TABLE OF CONTENTS

JUNE 30, 2004 AND JUNE 30, 2003

INDEPENDENT AUDITOR'S REPORT

August 15, 2004

To the Board of Directors of
Liberty Investment Counsel, Ltd.

We have audited the accompanying balance sheets of Liberty Investment Counsel, Ltd. (a Wisconsin Corporation) as of June 30, 2004 and June 30, 2003, and the related statements of operations, retained earnings, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Investment Counsel, Ltd. as of June 30, 2004 and June 30, 2003, and the results of its operations and its cash flows for the fiscal years then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 – 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hau & Associates, S.C.

LIBERTY INVESTMENT COUNSEL, LTD.
BALANCE SHEETS
AS OF JUNE 30, 2004 AND JUNE 30, 2003

	June 30, 2004			June 30, 2003		
ASSETS	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash - Note 3	$ 9,281	$ -	$ 9,281	$ 10,482	$ -	$ 10,482
Commissions receivable	6,635	738	7,373	2,940	327	3,267
Payroll advance	-	160	160	-	-	-
Prepaid expenses and fees	-	1,251	1,251	-	1,128	1,128
Total current assets	$ 15,916	$ 2,149	$ 18,065	$ 13,422	$ 1,455	$ 14,877
Other Assets:						
Deferred tax asset - Notes 1 and 4	-	584	584	-	907	907
Total assets	$ 15,916	$ 2,733	$ 18,649	$ 13,422	$ 2,362	$ 15,784
LIABILITIES AND STOCKHOLDER'S EQUITY						
Current Liabilities:						
Commissions payable - Note 8			$ 6,635			$ 2,940
Accounts payable			-			1,792
Accrued wages			-			292
Payroll taxes payable			814			729
Corporate income tax payable - Notes 1 and 4			-			-
Total current liabilities			$ 7,449			$ 5,753
Stockholder's Equity:						
Common stock - no par value 3,000 shares authorized; 3,000 shares issued and outstanding, including treasury stock			$ 12,000			$ 12,000
Less: Treasury stock - 1,500 shares at cost - Note 6			(6,000)			(6,000)
Retained earnings			5,200			4,031
Total stockholder's equity			11,200			10,031
Total liabilities and stockholder's equity			$ 18,649			$ 15,784

The accompanying notes are an integral part of the financial statements.

LIBERTY INVESTMENT COUNSEL, LTD.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
FOR THE FISCAL YEARS ENDED JUNE 30, 2004 AND JUNE 30, 2003

	Fiscal Year Ended June 30, 2004		Fiscal Year Ended June 30, 2003	
Revenue:				
Investment advisory fees	$	40,156	$	76,654
Commissions		88,577		66,287
Net revenues	$	128,733	$	142,941
Expenses:				
Commissions to brokers - Note 8	$	70,978	$	51,110
Investment advisory commissions - Note 8		36,140		68,989
Bonuses - Note 8		-		1,500
Registration and license fees		1,345		1,695
Accounting		3,695		3,947
Bank service charges		224		210
Miscellaneous		-		143
Office expense		928		812
Professional fees		200		-
Wages - office		11,939		12,685
Related payroll taxes		995		1,021
Workers' compensation		819		690
Total operation expenses	$	127,263	$	142,802
Operating income (loss)	$	1,470	$	139
Other income (expenses):				
Interest		22		63
Other income		-		45
Income (loss) before taxes	$	1,492	$	247
Income tax expense (credit) - Note 4		323		53
Net income (loss) for fiscal year	$	1,169	$	194
Retained earnings - beginning of fiscal year		4,031		3,837
Retained earnings - end of fiscal year	$	5,200	$	4,031

The accompanying notes are an integral part of the financial statements.

LIBERTY INVESTMENT COUNSEL, LTD.
STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED JUNE 30, 2004 AND JUNE 30, 2003

	Fiscal Year Ended June 30, 2004	Fiscal Year Ended June 30, 2003
Cash flows from operating activities:		
Net income (loss)	$ 1,169	$ 194
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense (credit)	323	53
Change in assets and liabilities:		
Decrease (increase) in:		
Commissions receivable	(4,106)	(799)
Payroll advance	(160)	-
Prepaid expenses and fees	(123)	(195)
Increase (decrease) in:		
Commissions payable	3,695	720
Accounts payable	(1,792)	1,772
Accrued wages	(292)	49
Payroll taxes payable	85	399
Corporate taxes payable	-	-
Net cash provided by (used for) operating activities	(1,201)	2,193
Net increase (decrease) in cash	(1,201)	2,193
Cash at beginning of fiscal year	10,482	8,289
Cash at end of fiscal year	$ 9,281	$ 10,482

*See Note 9 for additional cash flow disclosures.

The accompanying notes are an integral part of the financial statements.

LIBERTY INVESTMENT COUNSEL, LTD.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2004 AND JUNE 30, 2003

Note 1 – Summary of Significant Accounting Policies

Nature of Operations
Liberty Investment Counsel, Ltd. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Liberty Investment Counsel, Ltd. promptly forwards all funds received from customers in connection with its activities as a broker.

Method of Accounting
The Company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from these estimates.

Fair Values of Financial Instruments
Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments.

The carrying amounts reported in the statements of financial position for cash and cash equivalents, and accounts receivable approximates the assets' fair value.

Allowance for Doubtful Accounts
Management believes all accounts to be collectible, and therefore, no allowance for doubtful accounts has been provided for in these financial statements.

Furniture, Improvements, and Related Depreciation
Depreciation of furniture and improvements is computed over estimated useful lives ranging from five to ten years using accelerated methods. There was no depreciation for the fiscal year ended June 30, 2004.

Income Taxes
Income taxes are provided for in the financial statements based upon reported income adjusted for items representing a permanent difference between pretax accounting income and taxable income. Tax credits are reflected as reductions of income tax expense in the period in which such credits are realized.

Note 1 – Summary of Significant Accounting Policies (Cont'd)

Deferred Income Taxes

The Company has elected for tax purposes to expense certain asset purchases, pursuant to Section 179 of the Internal Revenue Service Code. As a result, some fixed assets are being depreciated over a shorter period of time for tax purposes than the estimated useful life used for accounting purposes. The Company has provided for deferred income taxes based upon these timing differences.

Note 2 – Organization

Liberty Investment Counsel, Ltd. was incorporated on April 14, 1981.

Note 3 – Cash

Cash at June 30, 2004 and June 30, 2003 as held in one checking account and in one money market account. The money market account was interest-bearing and was closed in January, 2004.

	As of June 30	
	2004	2003
Checking	$ 9,281	$ 416
Money Market	0	10,066
Total	$ 9,281	$ 10,482

Note 4 – Income Taxes

The following is a reconciliation of pre-tax accounting income, as shown for financial statement purposes, to taxable income as reported on the Company's federal and State income tax returns for the fiscal years ended June 30, 2004 and June 30, 2003:

	Fiscal Year Ended June 30, 2004		Fiscal Year Ended June 30, 2003	
	Federal	State	Federal	State
Pre-tax accounting income (loss)	$ 1,492	$ 1,492	$ 247	$ 247
Adjustments to accounting income:				
Timing differences:				
Accrued shareholder bonus	(1,500)	(1,500)	1,500	1,500
Subtotal	(8)	(8)	1,747	1,747
Less: Net operating loss carryforward	-	-	(1,747)	(1,747)
State income tax (as shown on tax return)	-	-	-	-
Subtotal	-	-	(1,747)	(1,747)
Taxable income	$ (8)	$ (8)	$ -	$ -

Note 4 – Income Taxes (Cont'd)

The following is a reconciliation of income taxes as shown on the tax return, to the tax provision reflected in the financial statements for the fiscal years ended June 30, 2004 and June 30, 2003:

	Fiscal Year Ended June 30, 2004		Fiscal Year Ended June 30, 2003	
	Federal	State	Federal	State
Income tax on above	$ -	$ -	$ -	$ -
Adjustment to prior year income tax	-	-	-	-
Subtotal	-	-	-	-
Reduction (increase) in deferred tax assets:				
On current income - Net operating loss	(1)	(1)	34	16
- Other timing differences	207	118	-	-
Income tax expense (credit)	$ 206	$ 117	$ 34	$ 16
Tax provision per financial statements	$ 323		$ 53	

As of June 30, 2004, the company has net operating loss carryforwards which will expire as follows in future years:

Expiration Date	Federal	State
June 30, 2017	-	2,678
June 30, 2019	-	9
June 30, 2022	2,466	-
June 30, 2024	8	-
Totals	$ 2,474	$ 2,687

Note 5 – Contingent Liabilities

Management has indicated that the Company was not involved in any litigation, either as defendant or as plaintiff, which would materially change the Company's financial position or results of operations.

Note 6 – Treasury Stock

On February 28, 1992, the Company acquired 1,500 of the 3,000 issued and outstanding shares of common stock at a cost of $6,000.

Note 7 – Net Capital

Liberty Investment Counsel, Ltd. promptly transmits all customer funds generated in connection with its activities as a broker or dealer. The Company does not hold funds or securities or owe money to customers. Brokers who do not generally carry customers' accounts have to maintain net capital of not less than $5,000 in accordance with Section 15c3-1 of the Securities and Exchange Commission Rules (SEC Rules). Liberty Investment Counsel, Ltd. has complied with this section of the SEC Rules for the fiscal years ended June 30, 2004 and June 30, 2003.

As of June 30, 2004 and June 30, 2003, Liberty Investment Counsel, Ltd's excess net capital was $3,467 and $2,669, respectively.

Note 8 – Related Party Transactions

Commissions to Brokers, Investment Advisory Commissions, and Bonuses:

Commissions to brokers, investment advisory commissions, and bonuses included the following amounts for Richard C. Peterson.

	Fiscal Year Ended June 30	
Expense Category:	2004	2003
Commissions to brokers	$ 14,632	$ 15,052
Investment advisory commissions	30,933	32,201
Bonuses	0	1,500
Total	$ 45,565	$ 48,753

Mr. Peterson is the president and 100% shareholder of Liberty Investment Counsel, Ltd.

Note 9 – Additional Cash Flow Disclosures

Cash outlays (net refunds) for income taxes consisted of the following:

		Fiscal Year Ended June 30	
		2004	2003
Prior year's tax liability	- Federal	$ -	$ -
	- State	-	-
Cash outlay (net refund)		$ -	$ -

Note 10 – Risk Management

The company is exposed to various risks of loss related to torts; theft of, damage to and destruction of assets; errors and omissions and natural disasters. The organization does not carry liability insurance.

LIBERTY INVESTMENT COUNSEL, LTD.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE FISCAL YEARS ENDED JUNE 30, 2004 AND JUNE 30, 2003

	Fiscal Year Ended June 30	
	2004	2003
Balance at beginning of fiscal year	$ 10,031	$ 9,837
Net income (loss)	1,169	194
Balance at end of fiscal year	$ 11,200	$ 10,031

* * * * * * * * * * * * * * * * *

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

AS OF JUNE 30, 2004 AND JUNE 30, 2003

	As of June 30	
	2004	2003
Balance at beginning of fiscal year	$ -	$ -
Increases	-	-
Decreases	-	-
Balance at end of fiscal year	$ -	$ -

LIBERTY INVESTMENT COUNSEL, LTD.
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2004 AND JUNE 30, 2003

	As of June 30	
	2004	2003
Total stockholders' equity as shown on balance sheets	$ 11,200	$ 10,031
Less: Total non-allowable assets as shown on balance sheets	(2,733)	(2,362)
Net capital	$ 8,467	$ 7,669

* * * * * * * * * * * * * * * * *

COMPUTATION OF EXCESS NET CAPITAL REQUIREMENT
AS OF JUNE 30, 2004 AND JUNE 30, 2003

	As of June 30	
	2004	2003
Net capital	$ 8,467	$ 7,669
Less: Minimum dollar net capital requirement - Note 7	(5,000)	(5,000)
Excess net capital	$ 3,467	$ 2,669

LIBERTY INVESTMENT COUNSEL, LTD.
RECONCILIATION OF THE UNAUDITED COMPUTATION OF NET CAPITAL TO THE AUDITED COMPUTATION OF NET CAPITAL AS OF JUNE 30, 2004 AND JUNE 30, 2003

	As of June 30	
	2004	2003
Unaudited net capital as shown on focus report	$ 8,815	$ 8,223
Adjustments to asset accounts - increase (decrease):		
Cash	(55)	(11)
Commissions receivable off-setting commissions payable	6,635	2,640
Adjustments to liability accounts - decrease (increase):		
Commissions payable	(6,635)	(2,940)
Accounts payable	-	778
Accrued wages	-	(292)
Payroll taxes payable	(293)	(729)
Audited net capital	$ 8,467	$ 7,669

* * * * * * * * * * * * * * * * *

RECONCILIATION OF THE UNAUDITED COMPUTATION OF EXCESS NET CAPITAL REQUIREMENT

AS OF JUNE 30, 2004 AND JUNE 30, 2003

	As of June 30	
	2004	2003
Unaudited excess net capital	$ 3,815	$ 3,223
Adjustments to asset accounts - increase (decrease):		
Cash	(55)	(11)
Commissions receivable off-setting commissions payable	6,635	2,640
Adjustments to liability accounts - decrease (increase):		
Commissions payable	(6,635)	(2,940)
Accounts payable	-	778
Accrued wages	-	(292)
Payroll taxes payable	(293)	(729)
Audited excess net capital	$ 3,467	$ 2,669

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

HAU & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
WISCONSIN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

August 15, 2004

To the Board of Directors of
Liberty Investment Counsel, Ltd.

Subject: Internal Accounting Control

In planning and performing our audit of the financial statements of Liberty Investment Counsel, Ltd. for the fiscal year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, not to provide assurance on internal control

The management of Liberty Investment Counsel, Ltd. is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use, or disposition.

Because of inherent limitations in internal control, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of June 30, 2004.

The Company claims exemption from Rule 15c3-3 under ¶ (k) (2) (I). The Company was in compliance with the conditions of the exemption as of June 30, 2004, and no facts came to our attention to indicate the exemption had not been complied with for the fiscal year then ended.

This report is intended solely for the information and use of management, the Board of Directors of Liberty Investment Counsel, Ltd. and the Securities and Exchange Commission.

Hau & Associates, S.C.

MAIN OFFICE: 1208 West Layton Ave., Milwaukee, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
BRANCH OFFICE: 10060 West Loomis Rd., Franklin, WI 53132-8109 • 414-525-8000 • FAX: 414-525-1788
EMAIL: mail@haucpasc.com WEB SITE: www.haucpasc.com